RESIN SYSTEMS INC.

14604 – 115 A Avenue

Edmonton, AB, T5M 3C5

Tel: 780-482-1953  Fax: 780-452-8755

Management’s Responsibility for Financial Reporting

December 31, 2004

The accompanying consolidated financial statements and all of the information included in this report have been prepared by and are the responsibility of management and the Board of Directors of Resin Systems Inc.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgments based on currently available information.  The significant accounting policies which management believes are appropriate for the Company are described in Note 2 of the consolidated financial statements.

The Company has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities.  The Board has appointed an Audit Committee comprising of three independent Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors.  The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP, have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

April 30, 2005

Signed “Greg Pendura”

Signed “Susan Bannerman”

Greg Pendura

Susan Bannerman

President and CEO

Controller

MR1

RESIN SYSTEMS INC.

Consolidated Financial Statements

Year Ended December 31, 2004, the Four Months Ended December 31, 2003 and Years Ended August 31, 2003

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at December 31, 2004 and the December 31, 2003 and the consolidated statements of loss, deficit and cash flows for the year ended December 31, 2004 and the four month period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the four month period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada

April 15, 2005

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

                                                        Restated        Restated

                                                         (See Note 2(k))  (See Note 2(k))

As at                                         2004          2003           2003

                                      December 31,   December 31,    August 31,

ASSETS

Current assets:

  Cash and cash equivalents           $  1,971,677   $  1,015,658  $  2,232,394

  Accounts receivable (note 4)             230,053        278,207       188,446

  Share proceeds receivable

   (note 11(a))                                --       1,904,243           --

  Receivable from NRC (note 18(a))             --             --        145,162

  Inventories (note 5)                     541,070        376,112       429,480

  Prepaid expenses and deposits             85,328        193,398        88,734

                                         2,828,128      3,767,618     3,084,216

Prepaid rent and

   security deposit                         70,853         72,310        24,093

Restricted cash (note 3)                   150,000            --            --

Property, plant and equipment

   (note 6)                              6,180,267      1,537,296     1,016,588

Intangible assets (note 7)                     --       1,536,267     1,646,000

                                      $  9,229,248   $  6,913,491  $  5,770,897

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

  Accounts payable                    $    769,292   $   504,551   $    405,763

  Accrued liabilities                      618,139       790,479        230,235

  Current portion of obligations

     under capital lease (note 10)          56,280           --             --

                                         1,443,711     1,295,030        635,998

Long-term payable to NRC (note 18(a))          --        385,274        343,425

Deferred lease inducement                   43,254           --             --

Obligations under capital lease

   net of current portion (note 10)         64,845           --             --

                                         1,551,810     1,680,304        979,423

Shareholders' equity:

  Share capital (note 11)               36,377,404    19,372,131     16,750,494

  Warrants (note 11)                     1,206,987     2,726,598      2,063,122

  Contributed surplus                    2,417,842     1,143,862        850,805

Deficit                              (32,324,795)  (18,009,404)   (14,872,947)

                                         7,677,438     5,233,187      4,791,474

Nature of operations (note 1)

Change in accounting policy (note 2(k))

Commitments (note 12)

Subsequent events (note 20)

                                     $   9,229,248  $  6,913,491   $  5,770,897

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Greg Pendura“               Signed “Zsolt Feketekuty“

Director                            Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

                                                                 Restated         Restated

                                                                     (See Note 2(k))  (See Note 2(k))

                                               Year Ended  Four Months Ended     Year Ended      Year Ended

                                                     2004              2003           2003            2002

                                              December 31,      December 31,     August 31,      August 31,

Product Revenue                             $     365,686      $    453,156  $     268,630    $    339,527

Expenses:

  Cost of sales                                   434,389           333,899        118,333         216,782

  Direct and product development                4,510,184         1,147,537      1,552,190         632,042

  Marketing and business development            1,190,136           387,997        524,196         314,168

  General and administrative                    6,044,423         1,269,047      2,011,495         814,681

  Interest and other charges                       24,043            22,689         36,773           9,093

  Amortization of property, plant

    and equipment                                 656,325            82,071        243,683          62,438

Amortization of

    intangibles                                   307,253           109,733        411,500              --

(Gain) on sale of property, plant and

  equipment                                        (1,048)               --             --            (393)

Write-down of inventory                           713,576                --             --              --

Write-down of property, plant and

  equipment and intangible assets (notes 6 & 7) 1,516,950                --             --          12,414

Recovery of NRC loan (note 18(a))                (498,263)               --             --             --

Adjustment to reflect change in accounting

  for Employee stock option (note 2(k))                --           244,904          2,229             --

                                               14,897,968         3,597,877      4,900,399       2,061,225

Loss before the under-noted                   (14,532,282)       (3,144,721)    (4,631,769)     (1,721,698)

Other income                                      216,891             8,264         43,181           3,730

Net loss                                      (14,315,391)       (3,136,457)    (4,588,588)     (1,717,968)

Deficit, beginning of year                    (18,009,404)      (14,872,947)   (10,284,359)     (8,566,391)

Deficit, end of year                        $ (32,324,795)    $ (18,009,404) $ (14,872,947)  $ (10,284,359)

Basic and diluted loss

  per common share (note 11(e))             $       (0.23)    $       (0.07) $       (0.11)  $       (0.09)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

                                                                                           Restated*         Restated*

                                                                         Year Ended  Four Months Ended     Year Ended       Year Ended

                                                                               2004               2003           2003             2002

                                                                        December 31,      December 31,     August 31,       August 31,

Cash provided by (used in):

Operating:  Net loss                                                  $ (14,315,391)    $  (3,136,457)  $  (4,588,588)  $  (1,717,968)

            Items which do not involve cash:

            Amortization                                                    963,578           191,804         655,183          62,438

           (Gain) on sale of property, plant

               and equipment                                                 (1,048)              --              --             (393)

            Write-down of capital and

               intangible assets                                          1,516,950               --              --           12,414

            Recovery of NRC loan                                           (498,263)              --              --              --

            Shares to be issued pursuant to

               ARC agreement                                                118,811           103,017          128,172        184,375

            Consulting services settled by

               reduction of share purchase loan                                  --            31,540          144,000         18,000

            Stock based compensation                                      1,108,464           307,311          456,345             --

            Deferred lease inducement                                        43,254               --               --              --

            Change in non-cash operating

             working capital (note 17)                                 1,987,910        (1,241,106)         158,773        (67,855)

                                                                         (9,075,735)       (3,743,891)      (3,046,115)    (1,508,989)

Financing: Proceeds from issue of share

               capital net of transaction costs                          15,465,742         3,136,302        5,493,897      1,234,467

           Proceeds from issue of notes payable                                 --                --               --         739,000

           Proceeds from NRC                                                112,989            41,849          305,805         37,620

           Repayment of capital lease and notes payable                     (48,745)             --               --         (200,000)

                                                                         15,529,986         3,178,151        5,799,702      1,811,087

Investing: Purchase of property, plant

               and equipment                                             (5,360,689)         (602,779)      (1,025,218)      (121,591)

           Restricted cash                                                 (150,000)              --               --             --

           Prepaid rent and security deposit                                  1,457           (48,217)         (16,901)        29,808

           Proceeds on sale of property, plant

               and equipment                                                 11,000               --             2,345        110,629

                                                                         (5,498,232)         (650,996)      (1,039,774)        18,846

Increase in cash                                                            956,019        (1,216,736)       1,713,813        320,944

Cash and cash equivalents,

  beginning of year                                                       1,015,658         2,232,394          518,581        197,637

Cash and cash equivalents,

  end of year                                                          $  1,971,677      $  1,015,658     $  2,232,394   $    518,581

See accompanying notes to consolidated financial statements.  * See note 2(k).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

1.  Nature of operations:

Resin Systems Inc. (the “Company”) was incorporated on July 26, 1995 under the Business Corporations Act of Alberta and commenced active operations on September 1, 1995.  Until late fiscal 2000, the Company’s primary business was the sale of a protective coating, "Uni-Seal™", produced from recycled tires.  Since that time, the Company's primary business is the development and marketing of its composite resin system marketed under the trade name Version™ resin.  Additionally, the Company is completing the infrastructure, production, testing and marketing of its composite utility poles utilizing its proprietary Version™ resin system. The Company is traded on the TSX Venture Exchange under the symbol “RS”.

The Company is a reporting foreign private issuer in the United States.  The Company is also listed on the OTC Bulletin Board and is traded under the symbol “RSSYF”.

The Company has changed its fiscal year end to coincide with the calendar year to be readily comparable with other companies in its industry.  It has received regulatory approval for this change and these financial statements represent the year ended December 31, 2004 and the four months ending December 31, 2003.

Future Operations

These consolidated financial statements have been prepared on a going concern basis accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  As the Company only completed the development of its composite resin systems used in the production of utility poles and hockey sticks during the period, it has not yet achieved the anticipated revenue streams from these products.  For the year ended December 31, 2004, the Company reported a loss of $14,315,391 and has an accumulated deficit of $32,324,795.  As at December 31, 2004, the Company has positive working capital of $1,384,417.

Subsequent to year end, the Company has completed a private placement of 8,695,582 common shares for gross proceeds of $9,999,919 (note 20 (a)).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

1.  Nature of operations, (continued):

Future Operations, (continued)

The application of the “going concern” concept is dependent on the Company’s ability to generate future profitable operations and receive continued support from shareholders and investors.

These financial statements do not reflect any adjustments should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing significantly from those reflected in the financial statements.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from shareholders and investors, as well as improved market acceptance and revenues for the Company’s products and services.

Failure to raise additional equity or debt funds and generate profitable operations may require the Company to either restructure or curtail operations and the Company’s ability to continue as a going concern will be impaired.  The outcome of these matters cannot be predicted at this time.

2.  Significant accounting policies:

(a)  Basis of presentation:

   The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

   These consolidated financial statements include the accounts of the Company, Resin Systems Inc., its Canadian subsidiary, New Version Sports Inc., and its Barbadian subsidiary, Resin Systems International Ltd.  The Company also has the following inactive subsidiaries as at December 31, 2004; Uni-Seal USA Ltd., Uni-Seal Moulding Technologies Inc., RS Technologies Inc., Resin Systems Incorporated, Resin Systems Sales Limited (Ireland), 1111377 Alberta Inc and Euro-Projects (LTTC) .  Material inter-company transactions and balances have been eliminated on consolidation.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (b)  Use of estimates:

   The preparation of financial statements in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.  Actual results could differ from those reported.  The recoverable values of the inventories, property, plant and equipment and intangible assets, and the estimated useful lives of property, plant and equipment and intangible assets, are the more significant items subject to estimates in these financial statements.

   (c)  Cash and cash equivalents:

   Cash and short-term investments are carried at cost, which approximates market value.  The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.  Cash subject to restrictions that prevent its use for current purposes is included in restricted cash.

   (d)  Inventories:

   Raw materials are stated at weighted average cost and replacement cost.  Work in process and finished goods inventories are stated at the lower of cost and net realizable value.

   (e)  Property, plant and equipment:

   Property, plant and equipment are stated at cost.  Equipment under construction is not amortized until it is substantially complete and ready for productive use.  Amortization is provided on a declining balance basis over the estimated useful lives as follows:

Asset                                                             Rate

Building                                                           4%

Equipment                                                         20%

Automotive                                                        30%

Computer hardware, and software                                   50%

   Leasehold improvements are amortized over the term of the property leased on a straight-line basis.

   Repairs and maintenance expenses are charged to operating expense as incurred.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (e)  Property, plant and equipment, (continued):

   During the year management revised the estimated useful life for computer hardware and software from 30% to 50% declining balance.  This change was made as management believes that the technological advances in the computer industry have reduced the useful life of its computer hardware and software.

   This accounting change has been applied on a prospective basis and the effect of this change is to increase amortization for the year by $124,634 and the loss for the year by the same amount.

(f)  Impairment of long-lived assets:

   Effective September 1, 2003, the Company has prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3063, Impairment of Long-lived Assets, with respect to the measurement and disclosure of the impairment of long-lived assets.  This standard requires the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use.  If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the group of assets is less than its carrying amount, it is considered impaired.  An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.  During the year ended December 31, 2004, the Company recorded an impairment loss of $1,516,950 (see notes 6 and 7).

(g)  Intangible assets:

   Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.  Intangible assets with determinable lives are amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.  When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such a determination is made.

   These assets are amortized at a rate of 20% using the declining balance method, which is consistent with the tangible assets utilizing the intangible asset.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

(h)  Research and development:

   The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.  No amounts have been capitalized.

   (i)  Foreign currency translation:

   Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date.  Revenues and expenses are translated at the exchange rate in effect at the transaction date.

   The Company’s subsidiaries are fully integrated subsidiaries and are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are recorded at the exchange rate on the transaction date.

   Exchange gains and losses are included in the determination of earnings (losses).  For the year ended December 31, 2004 foreign exchange earnings (losses) were $6,937 (four months ended December 31, 2003 - $(19,633); year ended August 31, 2003 - $1,619 and year ended August 31, 2002 - $37,728).

   The following rates were used in the preparation of the financial statements:

                                 Average rate         Rate at year-end

United States Dollars:

December 31, 2004                   1.3015                      1.2034

December 31, 2003                   1.3278                      1.2923

August 31, 2003                     1.3991                      1.3850

Barbadian Dollars

December 31, 2004                   0.6527                      0.6030

December 31, 2003                   0.6690                      0.6506

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (j)  Deferred Lease Inducement:

   The Company has received a rent inducement on its Calgary office.  This inducement is amortized over the remaining term of its lease.

   (k)  Change in accounting policy stock-based compensation plans:

   Effective January 1, 2004, the Company retroactively adopted the new Canadian standard for “Stock Based Compensation and Other Stock Based Payments”, which requires that fair-value method of accounting be applied to all stock-based compensation payments for both employee and non-employees.  Under the fair-value based method, compensation cost is measured at fair value at the grant date and is expensed over the awards vesting period.  In accordance with one of the transitional provisions, the Company has retroactively applied the fair-value based method to all employee stock options granted on or after September 1, 2002 and has restated prior periods.  Prior to September 1, 2002, the Company accounted for its employee stock options under the settlement method and no compensation expense was recognized.

   The effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $244,904 (August 31, 2003 - $2,229) and increase the retained deficit, and to increase contributed surplus by $244,904 (August 31, 2003 - $2,229).  In addition, the effect of the change on basic and diluted earnings per share was $0.01 for the four month period ended December 31, 2003 and nil for the year ended August 31, 2003.

   (l)  Revenue recognition:

   Revenue from product sales is recognized upon delivery, since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete.  The Company has no further performance obligations other than its standard manufacturing warranty.

   The Company sells nearly all its products on a “F.O.B. Plant” basis and all the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where the Company bears the risk of loss until the product has arrived at the customer’s location, the Company defers recognizing the revenue associated with the transaction until confirmation of receipt of the goods is obtained.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (l)  Revenue recognition, (continued):

   Rental revenue is recognized on a straight-line basis over the term of the rental agreement.  Investments income is recognized as it is earned.

   (m)  Income taxes:

   The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not, the asset will not be realized.

   (n)  Losses per common share:

   Basic loss per share is computed by dividing net loss by the weighted average number of Common Shares outstanding during the year.  Shares issued during the year are weighted for the portion of the year that they were outstanding.  If a diluted loss per share was presented, it would be computed similar to basic loss per share except that the weighted average shares outstanding would be increased to include additional shares from the assumed exercise of all stock options and warrants.  Diluted loss per share is not presented as it is anti-dilutive and would report a lower loss per share.

   The Common Shares held in performance escrow (see note 11(e)) are only included in the calculation of basic earnings per share when all the necessary conditions for their issuance have been satisfied.  At the Annual General and Special meeting held on October 15, 2002, the Company’s escrowed Common Shares were changed from a performance escrow to a time release escrow and are no longer contingently issuable.  As a result, the Company’s weighted average number of Common Shares outstanding for the period ended August 31, 2002 has been reduced by 9,699,560.  This reduction has increased the loss per share for the year ended August 31, 2002 to $0.09 from $0.06.  As at December 31, 2004 and December 31, 2003 the Company has a loss per share of $0.23 and $0.07 respectively.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (o)  Comparative figures:

   Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the year ended December 31, 2004.

   (p)  Recently issued accounting pronouncements:

  (i) Consolidation of variable interest entities:

   In June 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities” (VIEs).  VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest.  The guideline provides specific guidance for determining when an entity is a VIE and what entity, if any, should consolidate the VIE for financial reporting purposes.  The guideline is effective on January 1, 2005 on a retroactive basis except that restatements are not required.  The adoption of this standard, is expected to have an impact on the consolidated financial statements when the Company’s joint venture with Euro-Projects (LTTC) becomes active.

  (ii) Revenue recognition:

   In December 2003, the Emerging Issues Committee released EIC-141 “Revenue Recognition” and EIC-142 “Revenue Arrangements with Multiple Deliverables”, which are effective on a prospective basis for 2004.  EIC-141 incorporates the principles and guidance under U.S. GAAP and EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under it will perform multiple revenue generating activities.  The adoption of these standards did not have a material impact on the consolidated financial statements.

  (iii) Vendor rebates:

   In January 2005, the CICA amended EIC-144, “Accounting by a customer (including a reseller) for certain consideration received from a vendor.”  The consensus is effective retroactively for periods commencing on or after February 15, 2005.  The consensus requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable.  Otherwise, the rebates would be recognized as purchasing milestones are achieved.  The Company is assessing the impact of the new consensus but does not expect it to have a material impact on the consolidated financial statements.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (p)  Recently issued accounting pronouncements, (continued):

  (iv) Financial instruments:

   In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530, “Comprehensive Income”.  The new standards will be effective for interim and annual financial statements commencing in 2007.  Earlier adoption is permitted.  Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income.  Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders’ equity will be presented in comprehensive income.  The Company is assessing the impact of this new standard.

3.  Restricted cash:

   The Company has established the use of corporate credit cards in the purchasing of specific materials and services.  As collateral for the credit card charges, the grantor required that $150,000 be held in a separate account for the right of offset.  This amount is, as at December 31, 2004, considered encumbered.

4.  Accounts receivable and allowance for doubtful accounts:

   The Company reports accounts receivable net of allowance for doubtful accounts and accounts that have been written off directly to expense as they become uncollectible during the year.  The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected.  A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company’s knowledge of the financial condition of its customers.  In determining the amount of the allowance, the following factors are considered; the aging of the receivables; customer and industry concentrations; the current business environment; and historical experience.  Allowance for doubtful accounts as at December 31, 2004, December 31, 2003 and August 31, 2003 were; $53,884, $31,508 and nil.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

5.  Inventory and reserve for obsolete allowance:

   The Company reports inventories net of a reserve for obsolescence.  In determining the net realizable value, the Company considers factors such as; the aging and future demand of the inventory, contractual arrangements with customers, and the ability to redistribute inventory to other programs or return inventory to suppliers.

                                                       Dec. 2004          Dec. 2003    Aug. 2003

Raw materials and work in process                    $   725,059       $   324,418  $   342,571

Equipment for resale                                     129,215           129,215      129,215

Finished goods                                           692,149           295,462      279,563

Finished goods on consignment                             81,206               --           --

Reserve for obsolescence                              (1,086,559)         (372,983)    (321,869)

                                                     $   541,070       $   376,112  $   429,480

6.  Property, plant and equipment:

                                             Accumulated           Net book

                                  Cost      amortization              value

December 31, 2004:

Land                       $ 1,801,600      $        --        $  1,801,600

Building                     1,332,020            22,127          1,309,893

Equipment, furniture

  and fixtures               3,164,769           655,144          2,509,625

Computer hardware and

  software                     770,593           361,502            409,091

Automotive                      21,797             2,836             18,961

Leasehold improvements         227,777            96,680            131,097

                           $ 7,318,556      $  1,138,289       $  6,180,267

December 31, 2003:

Equipment, furniture

  and fixtures               $1,652,524        $  410,808        $ 1,241,716

Computer hardware and

  software                      381,594           149,589            232,005

Automotive                       14,970             5,539              9,431

Leasehold improvements           73,443            19,299             54,144

                             $2,122,531        $  585,235         $1,537,296

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

6.  Property plant and equipment (continued):

                                             Accumulated           Net book

                                  Cost      amortization              value

August 31, 2003:

Equipment, furniture

  and fixtures               $1,144,001        $  360,459         $  783,542

Computer hardware and

  software                      297,455           123,810            173,645

Automotive                       14,970             4,491             10,479

Leasehold improvements           63,326            14,404             48,922

                             $1,519,752        $  503,164         $1,016,588

   Equipment include assets under capital lease with a gross cost of $236,495 (December 31, 2003 – nil, August 31, 2003 – nil and August 31, 2002 - nil) and accumulated amortization of $35,474 (December 31, 2003 – nil, August 31, 2003 – nil and August 31, 2002 - nil).

   Equipment represents various assets, some self constructed and others purchased from third parties that are used in the production of composite utility poles.

   To date, the Company has not yet achieved profitable operations from the production and sale of its composite utility poles.  The failure to achieve profitable operations has caused substantial doubt about the application of the “going concern” concept (see note 1).

   During the current year ended December 31, 2004, the Company reduced the carrying value of one of its pieces of filament winding equipment owing to technical changes in its processes for production of utility poles as this equipment is highly specialized and there is no ready secondary market for its disposal.  As a result, this equipment was written down from its carry value of $287,936 to its estimated fair value of Nil.  The resulting impairment loss of $287,936 has been recorded in written down property, plant and equipment and intangible assets in the current year loss.

   Should customer demand for the composite utility poles not materialize at sufficient volumes and at prices that exceed the Company’s cost to manufacture, it may result in a further impairment of these recently acquired units and may, in turn, result in an adjustment of the future carrying values by a material amount.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

6.  Property plant and equipment (continued):

   As at December 31, 2004, the Company had under construction a piece of production equipment carried at $161,364, which was not subject to amortization.

   During the year ended December 31, 2004, the Company sold automotive equipment for gross proceeds of $11,000.

   As at December 31, 2003, the Company had under construction a piece of production equipment carried at $536,836 (August 31, 2003, $165,502), which was not subject to amortization.

   During the year ended August 31, 2003, the Company sold an excess computer program for gross proceeds of $2,345.

   In the year ended August 31, 2003, the Company transferred equipment that was held for resale and classified in inventory to, property, plant and equipment at its carrying value of $16,598.

   During the year ended August 31, 2002, the Company moved the location of its head office and as a result, unamortized leasehold improvements relating to the previous location of $12,414 were written off.

7.  Intangible assets:

                                                 Accumulated        Net Book

                                      Cost      amortization           value

December 31, 2004

Technology rights to

  filament winding            $  2,057,500        $  828,486    $ 1,229,014

Less impairment reduction       (2,057,500)         (828,486)    (1,229,014)

                                       --                --             --

December 31, 2003

Technology rights to

  filament winding            $  2,057,500        $  521,233     $ 1,536,267

August 31, 2003

Technology rights to

  filament winding            $  2,057,500        $  411,500     $ 1,646,000

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

7.  Intangible assets, (continued):

   During the current year ended December 31, 2004, the Company reduced the carrying value of one of its pieces of filament winding equipment owing to technical changes in its processes for production of utility poles.  As a result, technical rights relating to filament winding was written down from its carrying amount of $1,229,014 to its estimated fair value of Nil.  The resulting impairment loss of $1,229,014 has been recorded in write down of property, plant and equipment and intangible assets in the current year loss.

   In January 2003, the Company completed a transaction with Canzeal Enterprises Ltd. for the purchase of filament winding technology, which can be used in the production of composite utility poles and light standards as well as other products.  This transaction involved the issuance of 3,000,000 units with a unit price of $0.56.  Each unit comprised one Common Share and one-half Common Share warrant with an exercise price of $0.75 exercisable at any time until January 6, 2004.  The Company valued the transaction at the fair value of the consideration given, totaling $2,057,500, of which $377,500 was attributed to the warrant component.

   The fair value of the warrants was calculated using the Black-Scholes pricing model and reflects the following assumptions:

Risk free interest rate               3.25%

Expected life of option               1 year

Expected volatility                   139%

Expected dividends                    Nil

8.  Related party transactions:

   During the year ended December 31, 2004, the Company contracted with two of its senior officers.  One was for managerial services amounting to $136,172 which is included in the general and administrative expenses.  The other senior officer provided various services to the Company in the aggregate of $96,788 which is included in capitalized leasehold improvements, direct and product development and for general and administrative expenses.  The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

   During the year ended August 31, 2003, the Company contracted with one of its directors and senior officers to provide services in the amount of $8,196 for capitalized leasehold improvements and direct and product development costs.  The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

9.  Notes payable:

   During the year ended August 31, 2002, the Company issued $739,000 in new secured convertible promissory notes. These notes bore interest at a rate of 12% per annum with interest commencing February 1, 2002, and due December 20, 2002.  Additionally, these notes were, at the option of the holder, convertible to an equity unit on the basis of one “unit” for each $0.32 of principal and interest.  Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $0.75 per share on or before December 20, 2002.  The conversion right was deemed to be exercised on the date the Company entered into the proposal with the National Research Council of Canada to receive funding (see notes 11(a) and 18(a)).

   On April 18, 2002 the Company entered into an agreement with the National Research Council which triggered the deemed conversion of the notes and $860,241 of principal and accrued interest was converted to Common Shares and warrants.

10.  Obligations under capital lease:

   Obligations under capital lease are payable in equal monthly installments of $5,162 including interest at 6%, due January 15, 2007, for office equipment, having a net book value of $201,021 (December 2003 – Nil, August 2003 – Nil and August 2002 - Nil).

   Minimum lease payments related to the obligation under capital lease are as follows:

                                                                      Amount

December 31, 2005                                               $    61,945

December 31, 2006                                                    61,945

January 30, 2007                                                      5,163

Minimum lease payments                                              129,053

Less amount representing interest at 6%                               7,928

Present value of net minimum capital lease payments                 121,125

Current portion of obligations under capital lease                  (56,280)

                                                                $    64,845

Interest of $8,036 relating to capital lease obligations has been included in interest and other charges for the year ended December 31, 2004.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital:

   (a)  Authorized and issued shares:

   The Company’s authorized share capital consists of an unlimited number of Common Shares and preferred shares issuable in series.

   The Company’s issued share capital consists of the following Common Shares and warrants:

                                           Common Shares                 Warrants

                                        Number        Amount        Number        Amount

Balance August 31, 2002               34,025,585  $ 10,256,995    6,438,253  $ 1,119,646

Expired warrants(2)                           --            --    (2,688,253)    (382,381)

Shares issued for intangible

  asset (note 7)                       3,000,000     1,680,000    1,500,000      377,500

Issued for cash pursuant to

  January 9 2003 private placement(6)   6,000,000     1,311,000    3,000,000    1,689,000

Shares to be issued pursuant to

  ARC Agreement (note 18(b))             134,015       128,172          --           --

Shares issued to ARC (note 18(b))        129,347       125,000          --           --

Exercised warrants(3)                    2,416,750    1,904,400   (2,416,750)     (454,349)

Exercised warrants(4)                      849,400      689,883     (849,400)     (180,243)

Exercised warrants(5)                      483,850      392,983     (483,850)     (102,673)

Exercised warrants(6)                       6,000         7,878      (6,000)        (3,378)

Stock options exercised                  532,500       195,800            --          --

Payment on promissory notes(1 & 5)             --        194,000           --           --

Share issue costs                            --       (135,617)        --             --

Balance August 31, 2003               47,577,447  $ 16,750,494    4,494,000   $ 2,063,122

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

                                           Common Shares                 Warrants

                                        Number        Amount        Number        Amount

Balance August 31, 2003               47,577,447 $ 16,750,494     4,494,000   $ 2,063,122

Shares to be issued pursuant

  to ARC agreement (note 18(b))          148,812      103,017             --          --

Stock options exercised

  net of contributed surplus

  of $14,234                             162,500       76,500           --           --

Warrant exercise(6)                       191,650      251,637      (191,650)     (107,899)

Issued for cash pursuant to

  December 28, 2003 private

  placement(7)                          3,750,000    2,228,625     3,750,000       771,375

Payment on promissory notes(5)                --        31,540             --          --

Share issue costs                            --       (69,682)            --          --

Balance forward December 31, 2003     51,830,409   19,372,131     8,052,350     2,726,598

Shares issued to ARC (note 18(b))         23,818       18,811            --           --

Shares to be issued to

  ARC (note 18(b))                       125,000      100,000            --           --

Warrants exercised(6)                   2,802,350    3,679,486     (2,802,350)  (1,577,723)

Warrants exercised (note 7)            1,068,663    1,070,444     (1,068,663)    (268,947)

Expired warrants (note 7)                    --           --        (431,337)    (108,553)

Issued for cash pursuant to

  May 19, 2004 private placement(8)     7,212,759    7,508,482      3,606,380      786,191

Broker Warrants attributed to

  share issue costs                          --           --         449,239      147,133

Issued for cash pursuant to

  June 1, 2004 private placement(9)     1,060,150      995,852        530,075      223,321

Broker Warrants attributed to

  share issue costs                          --           --          65,500       50,342

Warrants exercised(7)                   3,010,500    3,629,760     (3,010,500)    (619,260)

Expired warrants(7)                           --           --        (739,500)    (152,115)

Stock options exercised net of

  contributed surplus of $98,506       1,500,033      787,700            --           --

Promissory notes paid(1)                      --        98,000            --           --

Share issue costs                           --       (883,262)           --           --

Balance December 31, 2004             68,633,682 $ 36,377,404      4,651,194  $ 1,206,987

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

(1) During the year ended August 31, 2000, certain directors and officers exercised 750,000 options with an exercise price of $0.20 per share.  Payment for these shares was made in the form of promissory notes totaling $150,000.  As collateral for notes the Company is holding the 750,000 shares.  These promissory notes are interest free and have no fixed terms of repayment.  In the fiscal year ended August 31, 2002, a director and officer of the Company paid $2,000 for part of the note and as a result 10,000 shares were released.  During the year ended August 31, 2003 two directors and employees of the Company paid $50,000 against the notes and as a result 250,000 shares were released.  During the year ended December 13, 2004, three directors and an employee of the Company, paid $98,000 against the notes resulting in the release of the remaining 490,000 shares.

Share transactions related to the promissory notes are as follows:

                                           Number of

                                              shares           Amount

Balance August 31, 2001                      750,000       $  150,000

Payment relating to shares                   (10,000)          (2,000)

Balance as at August 31, 2002                740,000          148,000

Payment relating to shares                  (250,000)         (50,000)

Balance as at August 31, 2003

   and December 31, 2003                     490,000           98,000

Payment relating to shares                  (490,000)         (98,000)

Balance as at December 31, 2004                  Nil        $     Nil

(2) In April 2002, the Company entered into agreements with the National Research Council (“NRC”) which triggered the automatic conversion of Notes Payable referred to in Note 9.  The conversion was part of the secured promissory notes where the holder received one equity unit for each $0.32 of principle and accrued interest.  Each unit comprised of one Common Share and one Common Share warrant having an ascribed value of $0.14224 per warrant, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 4.64%, dividend yield - nil, volatility 163%, expected option life 241 days, and a grant date fair value of $382,381.  The total number of units converted were 2,688,253.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

(3) In May 2002, the Company completed the first closing of a private placement of 2,416,750 units at $0.40 per unit.  Each unit consisted of one Common Share and one Common Share warrant which had an exercise price of $0.60 per share, exercisable any time prior to June 30, 2003.  The warrants have an ascribed value of $0.188 per warrant, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 3.94%, dividend yield - nil, volatility 151%, expected option life 395 days, and a grant date fair value of $454,349.

(4) In July 2002, the Company completed the final closing of the private placement mentioned in (3) above for a total of 1,333,250 units (see (5) below).  Of this placement 849,400 units were distributed with the warrant having an exercise price of $0.60 and an ascribed value of $0.2122 per warrant, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 3.49%, dividend yield - nil, volatility 148%, expected option life 350 days, and a grant date fair value of $180,243.

(5) In conjunction with the July 2002 private placement (see (4) above), the Company issued to a director 483,850 Common Shares and 483,850 Common Share purchase warrants in exchange for a promissory note in the amount of $193,540.  The promissory note is non-interest bearing and is being repaid through the provision of consulting services at approximately $12,000 per month.  If the consulting agreement is terminated, any amount outstanding is due within sixty days.  As collateral for the note, the Company is holding the 483,850 Common Shares and warrants.  As at August 31, 2003, the balance outstanding was $31,540.  As at December 31, 2003, the remaining balance was repaid.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

Share transactions related to the promissory note are as follows:

                                           Number of

                                              shares           Amount

Balance August 31, 2001                         NIL        $      NIL

Common shares issued to a director           483,850          193,540

Payment relating to shares                   (45,000)         (18,000)

Balance as at August 31, 2002                438,850          175,540

Payment relating to shares                  (360,000)        (144,000)

Balance as at August 31, 2003                 78,850           31,540

Payment relating to shares                   (78,850)         (31,540)

Balance as at December 31, 2003                 NIL               NIL

(6) In January 2003, the Company announced the completion of a private placement of 6,000,000 units in conjunction with the provisions of the Canzeal transaction mentioned in note 7.  The units consist of one Common Share and one half Common Share warrant with an ascribed value of $0.563 per warrant, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 3.21%, dividend yield - nil, volatility 129%, expected option life 365 days, and a grant date fair value of $1,689,000.  The unit price was $0.50 per unit with the warrant exercise price of $0.75 per warrant exercisable any time on or before January 7, 2004.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

(7) In December 2003, the Company completed a private placement of 3,750,000 units consisting of one Common Share and one Common Share warrant.  The units were priced at $0.80 each with the warrant having an ascribed value of $0.2057 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 3.03%, dividend yield - nil, volatility 78%, expected option life 366 days, and a grant date fair value of $771,375.  The warrants have an exercise price of $1.00 on or before June 29, 2004 and a price of $1.25 after June 29, 2004 and before December 29, 2004.  As at December 31, 2003, the Company had share proceeds receivable of $1,904,243 related to this private placement.  This amount was outstanding owing to delays in mail and courier service related to the holiday season but subsequent to December 31st, has been received.

(8) In May 2004, the Company completed its first close of a private placement brokered by Kingsdale Capital Markets Inc.  This placement issued 7,212,759 units consisting of one Common Share and one half Common Share warrant.  Each unit was priced at $1.15 per unit with the warrant having an ascribed value of $0.218 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 2.88%, dividend yield - nil, volatility 69%, expected option life 365 days, and a grant date fair value of $786,191.  The Company issued Kingsdale 449,239 broker warrants with an ascribed value of $0.3275 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 2.88%, dividend yield - nil, volatility 69%, expected option life 365 days, and a grant date fair value of $147,133.  The broker warrants entitle Kingsdale to acquire equity in the Company based upon exercise dates.  If the broker warrant is exercised on or before May 20, 2005, Kingsdale will receive one Common Share and one half Common Share warrant for $1.15.  The warrant has an exercise price of $1.50 and an expiry date of November 20, 2005.  If the broker warrant is exercised after May 20, 2005 and on or before November 20, 2005, Kingsdale receives one Common Share for $1.15.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

(9) In June 2004, the Company completed its private placement brokered by Kingsdale Capital Markets Inc.  This placement issued 1,060,150 units consisting of one Common Share and one half Common Share warrant.  Each unit was priced at $1.15 with the warrant having an ascribed value of $0.4213 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 2.98%, dividend yield - nil, volatility 69%, expected option life 365 days, and a grant date fair value of $223,321.  The Company issued Kingsdale 65,500 broker warrants with an ascribed value of $0.7686 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 2.98%, dividend yield - nil, volatility 69%, expected option life 365 days, and a grant date fair value of $50,342.  The broker warrants entitle Kingsdale to acquire equity in the Company based upon exercise dates.  If the broker warrant is exercised on or before June 1, 2005, Kingsdale will receive one Common Share and one half Common Share warrant for $1.15.  The warrant has an exercise price of $1.50 and an expiry date of December 1, 2005.  If the broker warrant is exercised after June 1, 2005 and on or before December 1, 2005, Kingsdale receives one Common Share for $1.15.

   (b)  Stock-based compensation:

   During the year ended December 31, 2004, the company recorded stock based compensation of $1,108,464 to employees, directors and consultants, which are included in the general and administrative expenses.

   The Company recorded $55,491 in stock-based compensation to consultants and advisors during the four month period ended December 31, 2003 and $443,742 for the year ended August 31, 2003.  During the four months ended December 31, 2003, pursuant to an employment agreement, the Company recorded stock-based compensation of $6,916 for the four month period and $10,374 for the year ended August 31, 2003, which was included in general and administrative expenses.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (b)  Stock-based compensation, (continued):

   The compensation is based upon the Black-Scholes option pricing model.  For options granted in the period, the following weighed average assumptions were used:

   As at December 31, 2004:

Risk free interest rate               3.51%

Expected life of option               5 years

Expected volatility                   108%

Expected dividends                    Nil

   As at December 31, 2003:

Risk free interest rate               3.75%

Expected life of option               5 years

Expected volatility                   119%

Expected dividends                    Nil

   As at August 31, 2003:

Risk free interest rate               4.08%

Expected life of option               5 years

Expected volatility                   141%

Expected dividends                    Nil

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (b)  Stock-based compensation, (continued):

   For periods ending and prior to December 31, 2003 and its restatement, the Company awarded stock options to employees and no compensation cost was recognized in the consolidated statement of loss and deficit for those Common Share options granted.  Had compensation cost been determined based on the fair values at the grant dates for those options, the Company’s net loss and loss per share would have increased by the following amounts below:

                                           Cost                Per share

Four months ended December 31, 2003:

   Compensation costs                  $   244,904

   Net loss:

      As reported                       (2,891,553)               $(0.06)

      Pro forma                         (3,136,457)                (0.07)

Year ended August 31, 2003:

   Compensation costs                  $    2,229

   Net loss:

      As reported                       (4,586,359)              $(0.11)

      Pro forma                         (4,588,588)               (0.11)

   The above pro forma disclosure does not include the effects of awards granted before September 1, 2002.

   (c)  Options:

        Stock option plan:

   Prior to the Annual and Special Meeting of October 15, 2002, the Company had adopted a stock option plan that provided for the aggregate number of options granted not exceed 10% of the issued Common Shares of the Company.  Under terms of the plan, the Board of Directors has full authority to administer the plan in accordance with the terms of the plan.  The number of options and exercise price thereof is set by the Board of Directors at the time of grant, provided that the exercise price may not be less than the market price of the shares, less any discounts permitted by the rules of the stock exchange or stock exchanges.  The maximum number of options that may be granted to any one individual shall not exceed 5% of the Company’s issued and outstanding Common Shares.  The options granted under the plan may be exercisable for a period not exceeding five years and may vest at such times as the Board of Directors may determine at the time of grant.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

   At the Annual and Special Meeting held on October 15, 2002, shareholders approved to amend the stock option plan for the Company.  Under the amendment, the number of stock options that could be issued was set at 6,740,000 which approximated 20% of the issued and outstanding Common Shares at that time.  As mentioned above, the Board of Directors sets the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the stock exchanges.  As at August 31, 2003, there were 4,927,500 Common Share options outstanding.

   During the Annual and Special Meeting held on December 4, 2003 in Edmonton, shareholders approved an amendment of the stock option plan (“2003 Option Plan”) to allow the maximum number of options to be issued to 9,500,000 which is approximately 20% of the issued and outstanding Common Shares at that time.  The Board of Directors continues to set the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the TSX Venture Exchange.  As at December 31, 2003, there were 6,595,500 stock options outstanding.

   At the Annual and Special Meeting held on July 14, 2004 in Edmonton, shareholders approved an amendment of the stock option plan (“2004 Option Plan”) to allow the maximum of stock options to be increased to 13,032,000 or approximately 20% of the issued and outstanding Common Shares at that time.  The Board of Directors continues to set the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the TSX Venture Exchange.  As at December 31, 2004, there were 5,665,467 stock options outstanding.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

        Outstanding Options:

A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2003         4,927,500                    0.59

Granted                              1,998,000                    1.01

Exercised                             (162,500)                   0.39

Forfeited                             (167,500)                   0.68

Outstanding, December 31, 2003       6,595,500                    0.72

Granted                                570,000                    1.31

Exercised                           (1,500,033)                   0.46

Forfeited                                  --                       --

Outstanding, December 31, 2004       5,665,467                    0.85

Weighted average fair value of stock options granted are as follows:

                                                      Weighted average

                                                            fair value

Year ended August 31, 2003                                       0.55

Four months ended December 31, 2003                              0.85

Year ended December 31, 2004                                     0.35

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

   The following table summarizes information about the stock options outstanding as at December 31, 2004

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining    December 31, 2004

$0.34                      27,500            0.64               27,500

 0.34                       8,300            0.66                8,300

 0.34                     315,000            1.89              265,000

 0.40                     200,000            2.34              200,000

 0.40                     540,000            2.39              477,500

 0.50                      40,000            2.09               20,000

 0.55                     150,000            2.92              150,000

 0.56                     300,000            2.89                   --

 0.57                     600,000            2.96              600,000

 0.65                      40,000            1.52               40,000

 0.79                     120,000            4.97               30,000

 0.80                     200,000            3.95              150,000

 0.80                     466,667            3.98              299,997

 0.85                     100,000            0.26              100,000

 0.90                      25,000            3.85               16,666

 1.00                      50,000            1.24               50,000

 1.00                     110,000            0.10               60,000

 1.14                   1,223,000            3.73              400,000

 1.18                   1,000,000            3.01                   --

 1.33                      50,000            0.33               25,000

 3.00                     100,000            0.10               75,000

                        5,665,467            2.94            2,994,963

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11 Share capital, (continued):

   (c)  Options, (continued):

   The following table summarizes information about the stock options outstanding as at December 31, 2003:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining    December 31, 2003

$0.34                      40,000            1.72               40,000

 0.34                      30,000            1.75               30,000

 0.34                     500,000            2.89              400,000

 0.40                     250,000            1.25              250,000

 0.40                     400,000            3.34              400,000

 0.40                     872,500            3.39              778,750

 0.40                     250,000            3.58              250,000

 0.50                      40,000            3.09               10,000

 0.54                      75,000            3.70               75,000

 0.55                     150,000            3.92              100,000

 0.56                     300,000            3.89                   --

 0.57                     600,000            3.96              566,667

 0.65                      40,000            2.53               40,000

 0.80                     200,000            4.95               50,000

 0.80                     500,000            4.98              166,665

 0.89                      50,000            0.29               37,500

 0.90                      25,000            4.85                   --

 1.00                      50,000            2.24               16,667

 1.14                   1,223,000            4.73                   --

 1.18                   1,000,000            4.02                   --

                        6,595,500            3.83            3,211,249

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

   The following table summarizes information about the stock options outstanding as at August 31, 2003:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining      August 31, 2003

$0.34                      70,000            2.06               70,000

 0.34                     575,000            3.22              425,000

 0.40                     250,000            1.59              250,000

 0.40                     400,000            4.18              400,000

 0.40                     922,500            3.72              791,250

 0.40                     300,000            3.92              250,000

 0.50                      70,000            3.93               17,500

 0.54                     100,000            4.03               50,000

 0.55                     180,000            4.25               50,000

 0.56                     300,000            4.23                   --

 0.57                     600,000            4.30               33,334

 0.65                      40,000            2.86               40,000

 0.89                      50,000            0.62               12,500

 1.00                      50,000            2.57               12,500

 1.11                      20,000            4.43               10,000

 1.18                   1,000,000            4.35                   --

                        4,927,500            3.79            2,412,084

   During fiscal 2002, a consultant exercised 200,000 options with an exercise price of $0.35 per share.  Payment for these shares was pursuant to an interest free promissory note, with terms of payment in full on or before December 31, 2002.  Subsequent to this issuance, the consultant requested to cancel these shares and corresponding promissory note, to which the Company agreed and executed the cancellations.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2002           615,000                    0.39

Granted                              2,250,000                    0.85

Exercised                             (262,500)                   0.40

Forfeited                                   --                      --

Outstanding, August 31, 2003         2,602,500                $   0.79

Granted                                275,000                    0.83

Exercised                             (150,000)                   0.39

Forfeited                             (87,500)                   0.69

Outstanding, December 31, 2003       2,640,000                $   0.82

Granted                                450,000                    1.45

Exercised                             (262,500)                   0.71

Forfeited                                   --                      --

Outstanding, December 31, 2004       2,827,500                $   0.93

   (d)  Escrow shares:

   As at August 31, 2002, 9,699,560 of the Company’s issued shares were held in escrow and may not be released without the prior consent of regulatory authorities.  The release of these shares is governed by certain conditions, including one share to be released for each $0.50 of cash flow generated from operations by the Company and a maximum of one-third of the original amount released in any calendar year.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (d)  Escrow shares, (continued):

   At the Annual and Special Meeting of the Company held on October 15, 2002 in Edmonton, disinterested shareholders voted in favor of amending the terms of the Performance Escrow Agreement as allowed by the Canadian Securities Administrators and the TSX Venture Exchange polices.  Under the amended agreement, the 9,699,560 Common Shares held under the Performance Escrow Agreement are subject to release on a time basis.  The first release from this agreement allows for 484,978 Common Shares, on a pro rata basis, to be released on April 15, 2003.  The balance of the shares will be releasable over a period of six years with releases allowed every six months.  The maximum number of Common Shares that can be released at any time is 10% of the then current issued and outstanding Common Shares.

   (e)  Loss per share:

   Basic loss per share is calculated using a monthly weighted average of shares outstanding.  This calculation removes any shares held in escrow under the Performance Escrow Agreement as at the balance sheet date.  The weighted average Common Shares outstanding for August 31, 2002 was 19,369,745.

   As described in note 11(d), shares held in escrow were converted from a performance to a time release basis and are no longer contingently issuable.  As a result, these Common Shares are included in the computation of basic earnings per share for the year ended December 31, 2004, the four month period December 31, 2003 and the year ended August 31, 2003.  The weighted average Common Shares outstanding for the year ended August 31, 2003, four month period ended December 31, 2003 and the year ended December 31, 2004 was 41,366,763, 47,622,018 and 62,561,879 respectively.

   The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

12.  Commitments:

   (a)  Royalties:

   As part of the purchase of the technical rights of the Uni-Seal™ sealant the Company agreed to pay vendor royalties on the amount of industrial coatings products sold at a rate ranging from $0.10 to $1.00 per gallon.

   (b)  Operating lease:

   The Company has entered into three agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a lease term that expires on March 31, 2005.  The Calgary location is office space with an initial term running to March 31, 2011, with two five-year renewal options.  The minimum rent payable for each of the next five years is as follows:

Year ended                                              Lease Payments

December 31, 2005                                          $   353,478

December 31, 2006                                              240,756

December 31, 2007                                              122,332

December 31, 2008                                              123,776

December 31, 2009                                              126,654

Thereafter                                                     189,981

   (c)  Canzeal Enterprises Ltd. - royalties:

   In January 2003, the Company completed a transaction with Canzeal Enterprises Ltd. (“Canzeal”) and purchased the world-wide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite utility poles (see note 7 - Intangibles).  Pursuant to this agreement, the Company, for a period of four years, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above.  Additionally, the Company will pay Canzeal one half of any royalties generated by the Company’s licensing of the property to a third party up to a maximum of 3.5% of gross sales.  For the four month period ended December 31, 2003, the Company has recorded a royalty payable to Canzeal for $4,328.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

12.  Commitments, (continued):

(d)  New production equipment:

   The Company has entered into agreement to expend approximately $1,625,000 for production equipment.  This equipment is primarily for the production of the Company’s RStandard products.

13. Financial assets and financial liabilities:

   The fair values of the Company's cash and cash equivalents, accounts receivable, share proceeds receivable, NRC receivable and payables and accruals approximate their carrying values due to the short-term nature of these instruments.  The carrying value of the capital lease obligations approximate their fair value due to interest rates that reflect market rates.

   As at December 31, 2004, the Company had one customer that accounted for 55% of its trade accounts receivable net of allowance.  As at December 31 and August 31, 2003, the Company did not have one customer that accounted for a significant amount in accounts receivable, net of allowance.  As at August 31, 2002, one customer accounted for 48% of total accounts receivable net of allowance.  The Company does not obtain collateral or other security to support financial instruments subject to credit risk.  The maximum exposure to credit risk is represented by the carrying amount of accounts receivable.

   The Company earns revenue and records accounts receivable in foreign currency translated to Canadian dollars at the time of the transactions.  The Company does not use derivative instruments to mitigate the effects of foreign exchange changes between the recording date of the accounts receivable and the receipt of cash.  These accounts receivable are short-term in nature.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in other income.

14. Other Revenue:

   Revenue for the year ended December 31, 2004 includes interest income of $87,949 (December 31, 2003 - $8,264 and August 31, 2003 - $36,737).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

15.  Income taxes:

   (a)  Expected tax rate:

   The expected effective tax rate for a public company in Alberta for the year ended December 31, 2004, consolidated with its subsidiaries in the various jurisdictions is approximately 33.37% (for the four month period ended December 31, 2003 – 36.21% and for the years ended August 31, 2003 – 37.36% and 2002 - 39%).  The Company’s recorded income tax expense (recovery) differs from the amounts computed by applying the Company’s estimated income tax rate to the loss before income taxes as a result of the following:

                                              December 31,      December 31,       August 31,

                                                      2004              2003             2003

Loss before income taxes                    $ (14,315,391)      $ (3,136,457)   $ (4,588,588)

Computed “expected” tax

    recovery                                   (4,777,000)        (1,136,000)     (1,714,000)

Change in valuation

    allowance                                   4,525,000            822,000       1,470,000

Change in enacted tax rates

    and use of tax rates

    of future years                                   --              74,000         160,000

Other, including

    permanent and U.S.

    tax rate differences                          252,000            240,000          84,000

                                              $       --        $        --     $        --

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

15.  Income taxes, (continued):

   (b)  Net future tax assets:

   The tax effects of temporary differences that give rise to significant portions of the future tax assets:

                                                December 31,   December 31,       August 31,

                                                        2004           2003             2003

Future tax assets:

   Non-capital losses

     carried forward-Cdn.                       $  7,468,000   $  4,229,000     $  3,472,000

   Non-capital losses

     carried forward-U.S.                            318,000        347,000          347,000

   Capital assets, differences

    between net book value and

    undepreciated capital cost                       499,000        187,000          161,000

   Intangible assets,

    differences between net

    book value and cumulative

    eligible capital                               1,511,000        605,000          577,000

   Other                                             314,000        217,000          206,000

Sub-total                                         10,110,000      5,585,000        4,763,000

Less valuation allowance                         (10,110,000)    (5,585,000)      (4,763,000)

                                                $        --    $        --      $        --

   The Canadian non-capital losses carried forward expire primarily from 2005 through 2011, while the U.S. non capital losses carried forward expire primarily from 2016 through 2024.

16. Segmented information:

The Company’s activities comprise one business segment.  For the year ended December 31, 2004, the Company’s revenue includes sales to customers in the United States of $283,116 (four month period ended December 31, 2003 - $229,584, years ended August 31, 2003 - $186,942 and August 31, 2002 - $240,554) and had no property plant and equipment located in the United States.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

16. Segmented information, (continued):

The following table represents sales to customers that represent 10% or more of the Company’s total product revenue for the periods indicated:

Customer       Year ended       Four months ended            Years ended

             December 31,         December 31,                 August 31,

                  2004               2003                  2003          2002

Customer A          --                29%                   --            --

Customer B          77%               22%                  37%             6%

Customer C           3%               21%                  10%            --

Customer D          --                --                   11%            36%

Customer E          --                --                    3%            15%

Customer F          --                --                    3%            --

Totals              80%               72%                  64%            57%

The Company has revenue from a number of products for the reporting periods these are:

Customer       Year ended       Four months ended            Years ended

               December 31,         December 31,               August 31,

                  2004               2003                  2003          2002

Version resin  $ 285,686           $ 131,579           $ 139,643    $  92,803

Coatings          22,145             102,382              78,975      207,097

Utility poles        --              132,825                 --           --

Hockey products   57,855              86,370              49,364          --

Other products       --                  --                  648       39,627

Totals         $ 365,686           $ 453,156           $ 268,630    $ 339,527

17. Statement of cash flows:

   Supplementary information related to cash flows from operations:

                 December 31,    December 31,               August 31,

                         2004            2003             2003          2002

Interest paid         $    26,768      $    3,056           $     4,078      $   7,743

Interest received          87,949           8,223                36,737          3,730

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

17. Statement of cash flows, (continued):

                     December 31,    December 31,          August 31,

                           2004            2003             2003       2002

Net change in working

  capital components:

  Accounts receivable     1,952,397       (1,848,842)           (57,102)      (164,434)

  Inventory                (164,958)          53,368           (154,175)       126,814

  Prepaids                  108,070         (104,664)           (81,795)        11,541

  Accounts payable          264,741           98,788            221,610          4,278

  Accrued liabilities      (172,340)         560,244            230,235        (46,054)

                          1,987,910       (1,241,106)           158,773        (67,855)

18. Government assistance, contingent liabilities and equity issue:

   (a)  Government assistance and contingent liability:

   During the year ended August 31, 2002, the Company entered into an agreement with the National Research Council of Canada (“NRC”) to further develop the Company’s Version™ resin technology for the pultrusion and filament winding composite markets.  This agreement falls under the NRC’s Industrial Research Assistance Program (“IRAP”) and allows for the Company to receive up to $400,000 over a two-year period.  These proceeds are for certain costs incurred by the Company in developing Version™ F and Version™ S resin systems, two products designed for flame retardancy and processing speed applications.  These proceeds are repayable plus a 50% return for NRC’s payments, at a rate of 1.9% of gross quarterly revenues, earned during the period June 1, 2005 to March 1, 2010.  If the Company has not repaid an amount equal to NRC’s contribution by March 2010, the Company is liable to make payments of 1.9% of gross revenues until either the full amount is repaid or June 1, 2015.

   As at August 31, 2002, the Company has presented to the NRC two claims totaling $37,620 which have been recorded in the Company’s records as a receivable with an offsetting long-term liability.  The $37,620 was received subsequent to August 31, 2002 in full.

   During the year ended August 31, 2003, the Company filed an additional $305,805 worth of claims with the NRC and as at balance sheet date, had $145,162 in claims awaiting payment.  These amounts were received subsequent to August 31, 2003.  As per the agreement with the NRC, the Company set up an offsetting long-term liability totaling the sum of all claims made to the NRC.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

18. Government assistance, contingent liabilities and equity issue,

    (continued):

   (a)  Government assistance and contingent liability, (continued):

   During the four month period ended December 31, 2003, the Company filed a claim for $41,849 with the NRC, which was received.

   On March 9, 2004, the Company and the National Research Council of Canada (“NRC”) entered into an agreement to amend the terms outlined above.  This amendment expands the NRC contribution level to $498,263 and extends the time frame for contributions to September 30, 2004.  Repayment terms have also been extended and commences, March 1, 2006 through December 1, 2010 rather than June 1, 2005 to March 1, 2010 which was in the original agreement.  Repayment still remains 1.9% of gross quarterly revenues.

   During the year ended December 31, 2004, the Company filed claims totaling $112,989 with the NRC, which was received.

   Given the uncertainty in respect to timing and amount of future revenue, the Company has taken into income the balance of the amount owing to NRC.  As at December 31, 2004 the Company’s revenues were not sufficient to generate repayment of the full amount based upon the terms of the agreement.

   (b)  Government assistance and equity issue:

   In the third quarter of fiscal 2002, the Company entered into a collaborative research and development agreement with the Alberta Research Council (“ARC”) to optimize the commercialization of the Company’s Version™ G resin system.  The ARC will provide up to $500,000 worth of research and development services to the Company in four installments of $125,000.  In exchange for these services, the Company will issue to the ARC the equivalent monetary value in Common Shares of the Company.  The agreement sets out the valuation of these shares at points in time.

   The first installment of $125,000 was received by the Company on August 30, 2002, and under the terms of the agreement the deemed price per share for this installment was set at $0.40, which entitled ARC to receive 312,500 shares.  As at the August 31, 2002 balance sheet date, these shares had not been issued.  The Company recorded the pending issue at its August 30, 2002 market price of $0.59 which resulted in an additional expense of $59,375, a total expense of $184,375.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

18. Government assistance, contingent liabilities and equity issue,

    (continued):

   (b)  Government assistance and equity issue, (continued):

   During the year ended August 31, 2003, the Company issued its second installment of $125,000 and as at August 31, 2003 the Company had used services in excess of the third installment amount, which triggered issuance of another block of Common Shares.  In accordance with the agreement with ARC, the second installment of shares issued to ARC were based upon the fair value of services provided to the Company,  To this end, the Company has accrued the total amount owing to ARC as at balance sheet date and recorded the number of shares to be issued to ARC (see note 11).

   During the four months ended December 31, 2003, the Company utilized additional services relating to the fourth installment with ARC.  Subsequent to the period, the Company has issued all shares related to this agreement.

   On February 24, 2004, the Company and the Alberta Research Council (“ARC”) amended the agreement as referenced above.  The amendment expands activities and services provided by ARC and increases the total value of services provided from $500,000 to $600,000.  Payment of the additional $100,000 in services, is provided through the equivalent monetary issuance of the Company’s Common Shares as set out in the original agreement.

   During the year ended December 31, 2004, the Company utilized additional services under the agreement and has recorded the $100,000 commitment of Common Shares to ARC.  As yet the Company has not issued these shares owing to required completion of documentation from ARC.

19. Agreement with Euro-Projects:

   On August 30, 2003, the Company signed a agreement with Euro-Projects (LTTC) Limited (“EPL”) of Rothely, England.  EPL is a research and development, engineering design company, specializing in advanced composite materials.  The firm has extensive knowledge of both thermosetting and thermoplastic based composites, manufacturing processes, structural design and composite applications across a broad range of industries.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

19. Agreement with Euro-Projects, (continued):

   Under the agreement the Company will, subject to EPL obtaining any necessary third party consents, have the exclusive world-wide right for commercialization of existing and all future technologies as developed or being developed by EPL.  The Company will have an 85% interest in the joint venture, with EPL having the remaining 15%.  No contributions have been made by the Company to the Joint Venture as at December 31, 2004.

   The terms of the agreement have the Company contributing working capital, manufacturing and production facilities and all related consulting and development services at cost.  Upon repayment of all working capital contributions made by the Company, the first $2,000,000 U.S. in net profits of each technology are to be distributed equally between EPL and the Company and any additional profits distributed 85% and 15% between the Company and EPL respectively.

   As at December 31, 2004, no business activity has commenced under the terms of the agreement, thus there are no operating results contained within these statements.

20. Subsequent events:

(a)  Private placement share issue:

   In February of 2005, the Company completed a private placement of 8,695,582 units for gross proceeds of $9,999,919.  Each unit consists of one Common Share and one half Common Share warrant, with each whole warrant exercisable for twelve months from the closing date of the placement.  The exercise prices for the warrants are $1.65 per share if exercised on or before August 15, 2005 and $2.00 per share if exercised after August 15th on or before February 14, 2006.

 (b)  Sale of land and building and lease back:

   In March 2005, the Company completed the sale of its land and building with a third party for proceeds of approximately $4 million.  Immediately thereafter, the Company entered into an operating lease, on the same premises, with an initial term of 10 years with the extension provision for an additional 5 years.  The Company has the option to buy back the property within 18 months of the initial lease.  Monthly payments for the initial 5 years of the lease are fixed at $31,020 per month.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

20. Subsequent events, (continued):

(c)  Restricted cash and capital lease program:

   During the first quarter of 2005, the Company entered into a capital lease program to purchase the forklifts the Company is currently using.  The capital lease is for a gross amount of approximately $80,000 with a term of 40 months.  As security for the capital lease the Company has been required to set up an additional GIC for $90,000 adding to its $150,000 already restricted cash and cash equivalents for its banking arrangements.

(d)  Investor relations agreement

   On January 15, 2005, the Company renewed its contract with its investor relations firm, The Howard Group.  The contracts term ends on April 30, 2006, and calls for monthly payments of $3,000 per month and the extension of an existing 50,000 share options to April 30, 2006 from April 30, 2005 and their repricing from $1.33 per share to $1.00 per share, subject to regulator approval.